UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note

This Form 6-K/A is being filed solely to correct the name that appears on the first page of the press release of the Current Report on Form 6-K filed on July 20, 2010 from “Ryuji Kanae” to “Takashi Kanae” and to correct “U.S. Eastern Standard Time” to “U.S. Eastern Time”. Other than the correction of such errors, no part of the Current Report on Form 6-K filed on July 20, 2010 is being amended, and the filing of this Amended Current Report on Form 6-K/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to July 20, 2010. For convenience, the Current Report on Form 6-K filed on July 20, 2010 is being amended and restated in its entirety herein as aforesaid.

NOTICE REGARDING THE RESULTS OF A TENDER OFFER CONDUCTED IN THE U.S. BY NTT DATA CORPORATION’S SUBSIDIARY FOR INTELLIGROUP, INC. SHARES

On July 20, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding the results of a tender offer conducted in the U.S. by NTT DATA CORPORATION’s subsidiary, Mobius Subsidiary Corporation, for Intelligroup, Inc. shares. NTT DATA CORPORATION is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: July 20, 2010

July 20, 2010

Press Release

Company Name: NTT Data Corporation

Representative: Toru Yamashita, President and CEO

(Code No.: 9613, Tokyo Stock Exchange, First Section)

Contact: Takashi Kanae, General Manager, IR & Finance Department

(Telephone: 03-5546-9962)

Notice Regarding Results of a Tender Offer in the U.S. Market

NTT DATA Corporation (“NTT DATA”) announces that its tender offer to acquire the common shares of Intelligroup Inc. (“Intelligroup”), a Princeton, New Jersey based IT services company headed by CEO Vikram Gulati (the “TO”), that commenced on June 21, 2010 pursuant to a resolution adopted by the NTT DATA Board of Directors on June 14, 2010, was completed as of midnight on July 19, 2010 (U.S. Eastern Time), the results of which are set forth below. The tender offer was conducted through Mobius Subsidiary Corporation (“Mobius”), a Newark, New Jersey based, wholly-owned subsidiary of NTT DATA International L.L.C. (“NDI”), which is a New York City, New York based, wholly-owned subsidiary of NTT DATA Corporation. NTT DATA Corporation is also making an announcement in the United States in accordance with tender offer rules in the United States. Article 27, Paragraph 2, Item (1) of Japan’s Financial Instruments and Exchange Law is not applicable to the TO.

1. Summary of the TO

(1)	TO conducted through:	Mobius Subsidiary Corporation

(2)	Target:	Intelligroup, Inc.

(3)	Type of shares acquired:	Common shares

(4)	Offer period:	Monday, June 21 to Monday, July 19, 2010 (U.S. Eastern Time; 20 business days in the U.S.)

(5)	Offer price:	U.S.$4.65 per share

(6)	Minimum number of tendered shares as a condition to closing the TO:	More than 50% of Intelligroup’s issued shares (on a fully-diluted basis)

2. Results of the TO

(1)	Status of tendered shares (as of 12:00 a.m. on July 20, 2010 U.S. Eastern Time)

Percentage of outstanding shares planned to be acquired: 100%

Percentage of outstanding shares tendered: Approximately 96.50%

(The above excludes shares tendered through a Notice of Guaranteed Delivery*1, which were approximately 0.09% of outstanding shares (approximately 39,005 shares))

(2)	Result of the TO:

Because the number of shares tendered exceeded the minimum number of tendered shares specified in 1(6), Mobius will acquire all of the tendered shares.

(3)	Price to be paid for tendered shares (as of July 19, 2010 (U.S. Eastern Time)): Approximately U.S.$185MM

3. Policy After the TO and Future Outlook

Given the results of the TO, a short form merger (a merger procedure that does not require a general shareholders meeting be held) will be implemented pursuant to New Jersey law with Mobius as the non-surviving company and Intelligroup as the surviving company. As a result of the merger, Intelligroup will be a wholly-owned subsidiary of NDI, trading of Intelligroup’s shares on the over-the-counter market will cease and its reporting obligations will be suspended. Pursuant to the short form merger, any shares that were not tendered pursuant to the tender offer will automatically be cancelled and converted to a right to receive US$4.65 per share in cash.

*1. Notice of Guaranteed Delivery

When a shareholder seeks to tender shares in response to a tender offer, in cases where the shareholder is unable to complete the tender procedures by the end of the tender offer period for certain reasons, this document makes it possible to tender shares within three business days following the conclusion of the tender offer through its submission by shareholders to a prescribed financial institution.

<Note>

This press release contains forward-looking statements. Such forward-looking statements are indicated by the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “should,” “is likely,” “is projected,” “future,” etc., and other similar expressions and by explanations of strategies, targets, plans, and so on. Actual results that differ materially from the future projections stated in this press release may occur in the future due to a large number of factors. Such factors include (1) general conditions in the industry including the macro-economic environment and the competitive environment in the IT industry, (2) matters and risks concerning regulations and litigation, (3) changes in legal systems, (4) the effects of amendments of tax laws and other statutes and changes in general economic conditions, (5) the risk that the conditions necessary for completion of the transactions will not be fulfilled, (6) the risk that approval from regulatory authorities necessary for the transaction will not be obtained and the risk that unanticipated conditions will be attached to such approval, and (7) risks relating to implementation of the transactions and other risks.

This press release is intended to provide information only and is not an offer to purchase or a solicitation to sell the common shares of Intelligroup. The TO was by Mobius pursuant to a Tender Offer Statement (including a proposal for capital tie-up, letters of transmittal, and other documents relating to the tender offer) on a Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”). Investors and shareholders may obtain free copies of documents filed by Mobius with the SEC and other documents from the SEC website at www.sec.gov.